SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC 20549

                                    SCHEDULE 13D
                                  (AMENDMENT NO. 2
                                    (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13-d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                          AutoBond Acceptance Corporation
                                 (Name of Issuer)

                        Common Stock, No Par Value-per Share
                            (Title of Class of Securities)
                                     052918109
                                   (CUSIP Number)

             Steve Benedetti, Vice President, Controller & Treasurer
                               Dynex Capital, Inc.
                        10900 Nuckols Road, Third Floor
                           Glen Allen, Virginia 23060
                                 (804) 217-5800
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    Copy to:
                            Elizabeth R. Hughes, Esquire
                          Venable, Baetjer and Howard, LLP
                      1800 Mercantile Bank & Trust Building
                                 2 Hopkins Plaza
                               Baltimore, MD 21201
                                  (410) 244-7400

                                 August 6, 1998
              (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 052918109       13D

1.  NAME OF REPORTING PERSON: Dynex Holding, Inc.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
    541809773

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [x]
                                                                (b   [ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS: AF

5.  CHECK BOX IF DISCLOSURE  OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO
    ITEM 2(d) or 2(e) [ ][ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION: Virginia

        NUMBER OF
         SHARES            7.  SOLE VOTING POWER: 6,147,600 shares
      BENEFICIALLY
        OWNED BY           8.  SHARED VOTING POWER: 0 shares
          EACH
        REPORTING          9.  SOLE DISPOSITIVE POWER: 6,147,600 shares
         PERSON
          WITH             10.  SHARED DISPOSITIVE POWER: 0 shares

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     6,147,600 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES   [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  94.2%

14.  YPE OF REPORTING PERSON: CO

CUSIP No.:  052918109      13D

1.  NAME OF REPORTING PERSON: Dynex Capital, Inc.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
    521549373

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [x]
                                                            (b)  [ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS: WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) or 2(e) [   ][ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION: Virginia

        NUMBER OF
         SHARES            7.  SOLE VOTING POWER: 6,147,600 shares
      BENEFICIALLY
        OWNED BY           8.  SHARED VOTING POWER: 0 shares
          EACH
        REPORTING          9.  SOLE DISPOSITIVE POWER: 6,147,600 shares
         PERSON
          WITH             10.  SHARED DISPOSITIVE POWER: 0 shares

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     6,147,600 shares


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES   [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 94.2%

14. TYPE OF REPORTING PERSON: CO

Item 1.  Security and Issuer.

     This  Amendment  No. 1 to  Schedule  13D of the  Common  Stock of  AutoBond
Acceptance Corporation (the "Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D (the "Schedule 13D"), which was originally filed on June 19, 1998. Unless otherwise indicated, all capitalized items used herein but not defined herein shall have the same meaning as set forth in the
Schedule 13D. The class of equity to which this statement refers is common stock, no par value (the "Common Stock"), of AutoBond Acceptance Corporation, which has its principal executive office at 100 Congress Avenue, Austin, Texas 78701.

Item 2.  Identity and Background.

     (i) Dynex Holding, Inc., a Virginia corporation, ("Holding"), is in the business of originating loans and mortgages, with its principal business and office located at 10900 Nuckols Road, Third Floor, Richmond, Virginia 23060. Holding has not been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors). Holding has not been a party to a civil proceeding described in Item 2(e) of Schedule 13D during the last five years.

     (ii) Dynex Capital, Inc., a Virginia corporation ("Dynex"), is a financial services company which has elected to be treated as a real estate investment trust for federal income tax purposes. Dynex uses its loan production operations to create investments for its portfolio. Dynex's principal business and office are located at 10900 Nuckols Road, Third Floor, Richmond, Virginia 23060. Dynex has not been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors). Dynex has not been a party to a civil proceeding described in Item 2(e) of Schedule 13D during the last five years.

     (iii) The executive officers of Holding are Thomas H. Potts, Lynn K. Geurin, Brian Murray and Stephen J. Benedetti. The directors of Holding are Thomas H. Potts, Lynn K. Geurin, Brian Murray and Stephen J. Benedetti. Each person controlling Holding is Thomas H. Potts, Lynn K. Geurin, Brian Murray and Stephen J. Benedetti.

     (iv) The executive officers of Dynex are Thomas H. Potts, Lynn K. Geurin, William J. Moore, William Robertson and William H. West, Jr. The directors of Dynex are J. Sidney Davenport, Richard C. Leone, Thomas H. Potts, Paul S. Reid, Donald B. Vaden and Barry S. Shein.

     For information required by Instruction C to Schedule 13D with respect to the persons set forth in the foregoing Item 2(iii) and (iv) ("Covered Persons"), reference is made to Schedule I annexed hereto and incorporated herein by reference.



Item 3.  Source and Amount of Funds or Other Consideration.

     Holding, Issuer and certain of Issuer's stockholders have entered into a stock option agreement (the "Stock Option Agreement") pursuant to which Holding may purchase all of the 5,474,500 shares of the Common Stock owned by such stockholders and any shares acquired by such stockholders during the term of the Stock Option Agreement (the "Stock Option"). The exercise price of the Stock Option is payable in shares of a newly issued series of preferred stock of Dynex, which number of shares is determined as set forth in Section 1.3, pages 2-3, of the Stock Option Agreement which is incorporated herein by reference as
Exhibit 3.1 hereto. The right to exercise the Stock Option expires June 9, 1999.

     Dynex has purchased from Issuer a 12% convertible senior note due 2003 (the "Note"), with face amount of $3,000,000, convertible into 500,000 shares of Common Stock, subject to adjustment under certain circumstances, which circumstances are set forth in Section 8.04, pages 23-26, of that certain Senior Note Agreement dated as of the date hereof (the "Senior Note Agreement") which is incorporated herein by reference as Exhibit 3.2 hereto. The purchase price of such Note was $3,000,000 and was provided by working capital. The right to convert the Note into Common Stock expires May 31, 1999.

Item 4.  Purpose of Transaction.

     Dynex has entered into a credit arrangement with the Issuer to provide funding for the production of automobile loans originated by the Issuer. In connection therewith, Holding has entered into the Stock Option Agreement with the Issuer and Dynex has purchased the Note from the Issuer. The Stock Option expires June 9, 1999 and the right to convert into Common Stock under the Note expires May 31, 1999. During the term of the Stock Option Agreement, Holding and Dynex each intend to consider its right to exercise the Stock Option and to convert the Note, as the case may be, in light of various factors, including the Issuer's business, results of operations, financial condition and future prospects and general economic and industry conditions. Based upon such review, Holding or Dynex, as the case may be, will take such action as it deems appropriate in light of the circumstances existing from time to time. As a result of such review, Dynex may convert the Note and Holding may exercise its rights under the Stock Option. No decision with respect thereto has been made as of the date hereof.

     Holding and Dynex believe that, at current market prices, the shares of Common Stock of the Issuer represent an attractive investment. Therefore, Holding or Dynex may, in the future, acquire additional shares depending upon market conditions, developments with respect to the business of the Issuer and other factors.

Item 5.  Interest in Securities of the Issuer.

     (a)  Aggregate  Number  of  Shares  of  Common  Stock  Beneficially  Owned:
6,147,600 shares of Common Stock are deemed beneficially owned by Dynex and Holding. Of this amount, 5,474,500 shares are deemed beneficially owned pursuant to the right to acquire such shares under the Stock Option Agreement at any time and 500,000 shares are deemed beneficially owned pursuant to the right to acquire such shares upon conversion under the Note at any time. The balance of such shares were acquired as a result of purchases in the open market.

     Percentage of Class: 94.2% (as contained in Form 10-Q for the quarter ended March 31, 1998 of the Issuer).

     (b) Upon exercise of the Stock Option, Holding will have sole power to vote and dispose of the 5,474,500 shares beneficially owned by it as set forth in
Item 5(a). Upon conversion of the Note, Dynex will have sole power to vote and dispose of the 500,000 shares beneficially owned by it as set forth in Item 5(a). Dynex holds the sole power to vote and dispose of the 173,100 shares acquired in the open market.

     (c)  Dynex acquired 173,100 shares in the open market as follows:


Trade Date                       No. of Shares       Price Per Share

August 3, 1998                       2,000               $6.125
August 3, 1998                      33,000                6.250
August 4, 1998                      10,000                6.25
August 5, 1998                      11,200                6.125
August 6, 1998                      10,000                6.0
August 6, 1998                      20,000                6.0
August 6, 1998                      10,000                6.125
August 7, 1998                      10,000                6.0
August 10, 1998                     10,000                5.875
August 11, 1998                      5,000                5.375
August 12, 1998                     10,000                5.375
August 12, 1998                     21,900                5.375
August 13, 1998                     15,000                5.438
August 14, 1998                      5,000                5.50


         (d)      Not applicable.

         (e)      Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Although no arrangement exists between Holding and Dynex with respect to the Note and the Stock Option, Dynex owns substantially all of the outstanding capital stock of Holding. Further, certain of the executive officers, directors and stockholders of Holding are executive officers and directors of Dynex, as set forth in Item 2 above. Therefore, Holding and Dynex may be deemed to be under common control.

     Holding, Issuer and certain of Issuer's stockholders have entered into the Stock Option Agreement pursuant to which Holding may purchase all of the 5,474,500 shares of the Common Stock owned by such stockholders and any shares acquired by such stockholders during the term of the Stock Option. The exercise price of the Stock Option is payable in shares of a newly issued series of preferred stock of Dynex, which number of shares is determined as set forth in
Section 1.3, pages 2-3, of the Stock Option Agreement which is incorporated herein by reference as Exhibit 3.1 hereto. The right to exercise the Stock Option expires June 9, 1999.

     Dynex has purchased from Issuer the Note which is a 12% convertible senior note due 2003, with face amount of $3,000,000, convertible into 500,000 shares of Common Stock, subject to adjustment under certain circumstances, which circumstances are set forth in Section 8.04, pages 23-26, of the Senior Note Agreement which is incorporated hereby by reference as Exhibit 3.2 hereto. The right to convert the Note into Common Stock expires May 31, 1999.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.      Item

    3.1          Stock Option Agreement.  Incorporated by reference to
                    Exhibit 3.1 of the Schedule 13D.

    3.2          Senior Note Agreement.  Incorporated by reference to
                    Exhibit 3.2 of the Schedule 13D.

    99.1         Joint Filing Agreement.  Incorporated by reference to
                    Exhibit 99.1 of the Schedule 13D.



                                                              SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   August 14, 1998


                                            DYNEX HOLDING, INC.


                                            By: s/ Stephen J. Benedetti
                                                Stephen J. Benedetti
                                                Vice President and Treasurer

                                            DYNEX CAPITAL, INC.


                                            By: s/ Stephen J. Benedetti
                                                Stephen J. Benedetti
                                                Vice President and Treasurer

Schedule I

               Information with Respect to Covered Persons

Item 2.  Identity and Background.

(a) and (b)
             Thomas H. Potts                  10900 Nuckols Road, Suite 300
                                              Glen Allen, VA 23060

             Lynn K. Geurin                   10900 Nuckols Road, Suite 300
                                              Glen Allen, VA 23060

             William J. Moore                 10900 Nuckols Road, Suite 300
                                              Glen Allen, VA 23060

             William Robertson                10900 Nuckols Road, Suite 300
                                              Glen Allen, VA 23060

             William H. West, Jr.             10900 Nuckols Road, Suite 300
                                              Glen Allen, VA 23060

             J. Sidney Davenport              7202 Glen Forest Drive, Suite 202
                                              Richmond, VA 23226

             Richard C. Leone                 41 East 70th Street
                                              New York, NY  10021

             Paul S. Reid                     1125 15th Street, N.W.
                                              Washington, DC  20005-2766

             Donald B. Vaden                  136 Matthew Scribener
                                              Williamsburg, VA  23185

             Barry S. Shein                   1423 Lincolnway East
                                              Goshen, IN  46526

             Stephen J. Benedetti             10900 Nuckols Road, Suite 300
                                              Glen Allen, VA 23060

             Brian K. Murray                  10900 Nuckols Road, Suite 300
                                              Glen Allen, VA 23060

(c)
             Thomas H. Potts                  Dynex Capital, Inc.
             President                        10900 Nuckols Road, Suite 300
                                              Glen Allen, VA 23060

             Lynn K. Geurin                   Dynex Capital, Inc.
             Executive Vice President and     10900 Nuckols Road, Suite 300
             Chief Financial Officer          Glen Allen, VA 23060

             William J. Moore                 Dynex Capital, Inc.
             Executive Vice President         10900 Nuckols Road, Suite 300
                                              Glen Allen, VA 23060

             William Robertson                Dynex Capital, Inc.
             Executive Vice President         10900 Nuckols Road, Suite 300
                                              Glen Allen, VA 23060

             William H. West, Jr.             Dynex Capital, Inc.
             Executive Vice President         10900 Nuckols Road, Suite 300
                                              Glen Allen, VA 23060

             J. Sidney Davenport              c/o Ryland Mortgage Company
                                              7202 Glen Forest Drive, Suite 202
                                              Richmond, VA  23226

             Richard C. Leone                 The Century Foundation
             President                        41 East 70th Street
                                              New York, NY  10021

             Paul S. Reid                     Mortgage Bankers Assoc. of America
             Executive Vice President         1125 15th Street N.W.
                                              Washington, DC  20005

             Donald B. Vaden                  Attorney
             Attorney                         136 Matthew Scribener
                                              Williamsburg, VA  23185

             Barry S. Shein                   Commodore Corporation
             President                        1423 Lincolnway East
                                              Goshen, IN  46526

             Stephen J. Benedetti             Dynex Capital, Inc.
             Vice President, Treasurer and    10900 Nuckols Road, Suite 300
             Controller                       Glen Allen, VA  23060

             Brian K. Murray                  Dynex Capital, Inc.
             Senior Vice President            10900 Nuckols Road, Suite 300
                                              Glen Allen, VA 23060

     (d) During the last five years, no Covered Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, no Covered Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws, except for Thomas H. Potts. In July 1995, the Securities and Exchange Commission ("SEC") approved the settlement of its investigation with respect to a 1992 purchase of Dynex's common stock by Mr. Potts, Dynex's president. In connection with such settlement, the SEC filed a complaint in the United States District Court for the District of Maryland, and Mr. Potts agreed to (i) entry of an injunction permanently enjoining him from violating Section 10(b) of the Act, (ii) pay a civil penalty, and (iii) disgorge the implied profit on the purchase plus interest.

(f)      Each Covered Person is a U.S. citizen.


Item 3.  Source and Amount of Funds or Other Consideration.

         Not applicable.

Item 4.  Purpose of Transaction.

     None of the Covered Persons has at the present time any knowledge of plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     (a) Mr. Potts beneficially owns an aggregate of 34,350 shares of Common Stock, which constitutes 0.53% of the Common Stock. None of the other Covered Persons beneficially own any Common Stock.

     (b) Mr. Potts has sole power to vote or direct the vote and sole power to dispose or direct the disposition of all 34,350 shares of Common Stock. None of the other persons beneficially own any Common Stock.

     (c) Except for Mr. West, none of the Covered Persons have affected any transactions during the past sixty days.

     On June 15, 1998, Mr. West sold 3,000 shares of Common Stock at a price of $8.00 per share. These shares were sold through the discount brokerage firm of Fidelity. Mr. West no longer owns any shares of Common Stock.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Not applicable.